Filed by Digital Generation, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer’s SEC File No.: 001-35643

Date: August 13, 2013

Dear Colleagues,

I want to take this opportunity to update you on the announcement we sent out earlier this evening.  The announcement includes our plan to separate our two major lines of business - TV and Online - with the intent to sell the assets of the TV business to Extreme Reach and its financial sponsor.  The Online division will become a new and separate company past transaction.

The transaction will enable DG to pay off all of its bank debt, return cash to shareholders, and position our Online Business for steady growth with a strong balance sheet that is well capitalized, free of the high debt load we have carried historically.  Ultimately, we believe that the separation will enable both the TV and Online businesses to flourish and is the best solution for our employees, our customers and our investors.

The transaction is expected to close during the first quarter of 2014.  The transaction is subject to certain conditions, including shareholder approval and antitrust review.

Until the transaction closes, it is essential that we operate “business as usual”.  I appreciate that this may be difficult initially, but it is critical that we continue to delight our customers and drive a very positive business outcome for the remainder of 2013.

Please find attached a FAQ document that further explains the rationale and the plans going forward for both lines of business as well as compliance guidelines for your reference.  There is no doubt that the coming months will bring uncertainty for you and our customers, but rest assured that we are committed to communicate with you every step of the way.  You are welcome to send any questions to transition@dgit.com which will open during the day on Tuesday 13th March.  Additional updates will be made periodically on our internal portal.

I hope you will join me in staying focus over the next two quarters with the same level of passion, flexibility and innovation that has made and will continue to make our products and services such a critical part of the ad tech industry.

Sincerely,

Neil

Neil Nguyen | President & CEO

T 972-581-2000 | T 972-581-1977

nnguyen@dgit.com   www.dgit.com

Important Additional Information Will be Filed with the SEC

The Company plans to file with the SEC and mail to its stockholders a proxy and information statement in connection with the proposed transactions (the “Proxy Statement”).  The Proxy Statement will contain important information about the Company, the proposed transactions and related matters.  Investors and security holders are urged to read the Proxy Statement and any other relevant documents carefully when such documents are available.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement from the Company by contacting Investor Relations, Digital Generation, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, (972) 581-2000.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies relating to the proposed transactions.  Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K and Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC on March 15, 2013 and April 30, 2013, respectively.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication regarding the proposed transactions concerning the Company, Extreme Reach, The New Online Company, the expected timing for completing the proposed transactions, future financial and operating results, benefits, synergies, future opportunities of the proposed transactions and any other statements about the Company’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transactions; the ability to obtain the requisite regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other conditions to consummation of the transactions; the ability of Extreme Reach to consummate the necessary debt financing arrangements set forth in financing letters received by Extreme Reach; the ability for The New Online Company to achieve the benefits of the transactions or that such benefits may take longer to realize than expected; changes in government regulation; the ability to successfully separate operations and employees; the potential impact of  the announcement of the transactions or consummation of the transactions on relationships with employees, suppliers, customers and competitors; international, national or local economic, social or political conditions that could adversely affect the parties to the transactions or their customers; conditions in the credit markets; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls and the other risks and uncertainties that affect the parties’ businesses, including those described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.  In addition, any forward-looking statements represent the Company’s estimates only as of the date hereof and should not be relied upon as representing the Company’s estimates as of any subsequent date.  The Company disclaims any intention or obligation to update these forward-looking statements.